UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)
October 16, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
57,781,121*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
57,781,121*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
57,781,121

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.37%

14	TYPE OF REPORTING PERSON
OO

* Represents approximately 54.37% of the 106,274,527 issued and outstanding Shares as of October 10, 2017 as reported in the Issuer’s prospectus filed with the SEC on October 11, 2017.

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”).

This Statement is being filed by YGA with respect to:

•	9,223,876 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);
•	3,882,287 Shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);
•	3,393,507 Shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);
•	11,730,107 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”);
•	12,604,935 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”)
•	2,518,089 Shares directly owned by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”);
•	13,542,692 Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”); and
•
885,628 Shares directly owned by York Select Investors Master Fund, L.P. (“York Select Investors” and together with York Capital, York Select, York Select Master, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy, the “York Funds”).

YGA, the sole managing member of the general partner of each of York Capital, York Select, York Select Master, York Select Investors, York Credit Opportunities, York Credit Opportunities Master, York European Fund and York Multi-Strategy exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by the York Funds.

James G. Dinan is the chairman and a senior manager of YGA.  Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA.  David Magid is a Research Analyst at YGA. William Vrattos is a Partner and Co-Chief Investment Officer at YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Select Investors Master Fund, L.P., a New York limited liability company (“York Select Investors Master”), is the general partner of York Select Investors. YGA is the sole managing member of York Select Investors Master.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(b)The principal business office address of each of YGA, the York Funds, York European Holdings, York Credit Opportunities Domestic, Dinan Management, York Select Investors Master and York Select Domestic Holdings.

c/o York Capital Management
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(c) YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York European Fund, York Credit Opportunities, York Credit Opportunities Master and York Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Select Investors Master is a privately owned limited liability company in the principal business of acting as the general partner of York Select Investors.

York European Holdings is a privately owned limited partnership in the principal business of acting as the manager of certain sub-funds of non-U.S. investment companies that are subject to regulation under applicable European Union directives.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As disclosed on the Issuer’s Current Report filed with the Commission on September 8, 2017, the Issuer received notice from the Staff of the Listing Qualifications Department of Nasdaq indicating that the Issuer was not in compliance with Nasdaq Listing Rules 5550(a)(3) and 5515(a)(4), requiring a minimum number of round lot holders for the Issuer’s Shares and warrants, respectively. On October 16, 2017, as part of the Issuer’s plan to regain compliance with Nasdaq Listing Rules, the Issuer released one percent (1%) of the Shares held by the York Funds from certain restrictions contained in the lock-up agreements executed in connection with the Merger, as further described in Item 6 of this Amendment No. 2. As disclosed by the Issuer, the Issuer may release up to a total of five percent (5%) of the Shares held by the York Funds from such lock-up agreement restrictions. The Reporting Person anticipates selling the number of Shares that the Issuer releases from such lock-up agreement restrictions, for the sole purpose of assisting the Issuer in regaining compliance with Nasdaq Listing Rules.

On October 11, 2017, the Issuer filed with the Commission a prospectus for the registered sale of certain of its securities by the selling stockholders named in the prospectus, including up to 57,781,121 Shares that may be sold directly or indirectly by the Reporting Person.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

(a)          (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 57,781,121 Shares in the aggregate, which represent approximately 54.37% of the 106,274,527 issued and outstanding Shares as of October 10, 2017, as reported in the Issuer’s prospectus filed with the SEC on October 11, 2017.

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,223,876 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,882,287 Shares. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select.

(iv) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,393,507 Shares. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Master.

(v) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,542,692 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(vi) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 12,604,935 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vii) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 11,730,107 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(viii) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,518,089 Shares. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York European Fund.

(ix) York Select Investors may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 885,628 Shares. As the general partner of York Select Investors, York Select Investors Master may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Investors.

(x) To the knowledge of the Reporting Person, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

On account of certain agreements between the Reporting Person and Kathleen Eisbrenner (as further discussed in Item 6 of this Statement), such persons may be deemed a group (the “Group”) for the purposes of Section 13(d)(3) of the Exchange Act. As of the date hereof, YGA and the CEO collectively beneficially own 66,466,754 Shares, which represents approximately 62.54% of the 106,274,527 issued and outstanding Shares as of October 10, 2017 as reported in the Issuer’s Prospectus on filed with the SEC on October 11, 2017.   Information regarding the CEO, including her ownership of Shares, can be found in the Schedule 13D filed by such person with the SEC on August 3, 2017, and as may be amended from time to time. The Reporting Person assumes no responsibility for the information contained in such Schedule 13D filed by the CEO. The Reporting Person expressly disclaims beneficial ownership of any Shares owned by any other member of the Group.

(b)           (i) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 57,781,121 Shares in the aggregate, which represents approximately 54.37% of the 106,274,527 issued and outstanding Shares as of October 10, 2017 as reported in the Issuer’s Prospectus filed with the SEC on October 11, 2017.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,223,876 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,223,876 Shares

(iii) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,882,287 Shares. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,882,287 Shares.

(iv) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,393,507 Shares. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,393,507 Shares.

(v) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,730,107 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 11,730,107 Shares.

(vi) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,604,935 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 12,604,935 Shares.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,542,692 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,542,692 Shares.

(viii) York European Fund may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 2,518,089 Shares. As the general partner of York European Fund, York European Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,518,089 Shares.

(ix) York Select Investors may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 885,629 Shares. As the general partner of York Select Investors, York Select Investors Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 885,628 Shares.

(x) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Neither the Reporting Person or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Amendment No. 2.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such York Fund. The Reporting Person disclaims beneficial ownership of all shares of Common Stock reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated herein by reference. Item 6 is further supplemented and amended as follows:

Lock-up Agreements Release Letter

Pursuant to a lock-up release letter from the Issuer dated October 16, 2017, which is attached hereto as Exhibit 10.13, the Issuer released one percent (1%) of the Shares held by the Reporting Person, which is equal to 577,812 Shares, from the transfer restrictions contained in the lock-up agreements between the Issuer and the York Funds, dated July 24, 2017, for the purpose of assisting the Issuer in its plan to regain compliance with Nasdaq Listing Rules.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

10.13*	Lock-Up Agreement Release Letter, dated October 16, 2017

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2017
York Capital Management Global Advisors, LLC

	By:	/s/ Richard P. Swanson
		Name:	Richard P. Swanson
		Title:	General Counsel

Exhibit Index

Exhibit	Description

10.13*	Lock-Up Agreement Release Letter, dated October 16, 2017

*filed herewith